INVEST IN **SPLITSY**

FinTech mobile app enabling 19M+ Americans to automatically split monthly bills

PITCH VIDEO INVESTOR PANEL



splitsy.app Kansas City MO

Technology Software Mobile Fintech Bills

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY 44 ASK A QUESTION 1

Highlights

1. Digital Sandbox KC $20,000 Grant Recipient 💸
2. $400+ Billion Interchange Revenue Industry 💳
3. Over 19 Million people in the U.S. share bills 🤝
4. $200+ Billion Shared Apartment & Utility Industry 👥
5. Amazon Web Services Start-Up Credits $25,000 💸
6. A waitlist of users ready to Beta Test 📱
7. Patent Pending Technology ✔️
8. Diverse Leadership board involved in over three successful start-ups

Our Team



Brad Starnes CEO & Co-Founder

Brad has been a small-scale serial entrepreneur since he was 10. From his grass mowing business & retail sales to his web design & consulting business, his mindset never stops and his next idea is already brewing somewhere and somehow!

> As roommates in College, our cofounders witnessed a severe problem with sharing bills between roommates. We didn't just see it. We LIVED it. As we asked around from all of our college friends, we realized many of them had the same issue as us knowing we had to change this problem. We want to change the shared bill industry for good! ❤



Joe Allen COO & Co-Founder

Joe has had a substantial interest in the rental industry for the longest time with a narrow focus on Urban Planning. Joe has presented many ideas to the city of Kansas City on Urban Planning reform and continues to do the same with Splitsy!



Nolan McMichael CFO & Co-Founder

Nolan has been a finance guru since he was born. Nolan spent time on his board with different organizations managing finances and has taken Splitsy to the next level!

The Story of Splitsy



Our co-founders, Brad & Joe, moved to Kansas City from St. Louis in August of 2017 and became roommates while attending the University of Missouri - Kansas City. After enjoying their time in on-campus housing, Brad & Joe were on a mission to find their first apartment. The idea of Splitsy started here.

We needed a better way to split monthly bills.

Shortly after moving into their first apartment, Brad decided to grow his website development business. His business caused a delay in paying bills due to the nature of contract work. Joe and Brad worked out a temporary solution to pay bills together, which then sparked the idea of Splitsy.

When they added a third roommate, splitting bills became even trickier, accelerating their passion for the idea.

We joined a local Cohort Program.

We were accepted into the UMKC E-Scholars Cohort program where we refined our business model, redeveloped our idea, and connected with mentors that have helped us take our idea to the next level.



After completing the UMKC E-Scholars program, Brad connected with a colleague of his through a volunteer program, Nolan McMichael, who also experienced the problem on a larger scale at his previous university prior to moving back to Kansas City and joining our Splitsy team.

We received proof-of-concept grant funding!

We pitched for the Digital Sandbox KC Program in October of 2020 where they choose 4 of 25-30 applicants to receive a $20,000 grant paid to a vendor of our choice. Digital Sandbox KC is backed by some of the largest enterprises in the Kansas City metropolitan area and is sponsored by the University of Missouri - Kansas City with over $80M in follow-on funding.



Technology Built

Over the two years leading up to receiving Digital Sandbox Funding, Brad, Joe,

Over the two years leading up to receiving Digital Sandbox Funding; Brad, Joe, (and later) Nolan, worked diligently surrounding themselves by mentors to truly finetune the problem and conducted customer interviews to validate what our users truly want. With Digital Sandbox, we have been able to develop our Minimal Viable Product (MVP) which is set to be in the hands of our BETA users into the early days of Q2 2021. Leading up to this BETA launch, we are working with a subset of BETA users to do continued Quality Assurance testing on the application.

Our group creation and the linking process are outlined below. We're linked with over 17,000 billers under a real-time payment engine.



Create a new group
Continue
Add new members
Add
Back
Next
Link bills
Select a service
Connect
Set up split references
Percent
AT&T
Equally

Our users can easily manage their shared groups, payments, and more! Our solution doesn't just stop at an automated bill pay solution, we have development plans on our product roadmap to expand our application beyond the consumer application and B2B solutions.

Our Competitors

The bill pay FinTech industry is growing substantially. However, we already have a few competitors in the space such as Splitwise, Venmo, CashApp, etc.

Our competitors currently only have a way to "send money to friends & family for bills" or to "manage bills with friends & family" but our competitors do not bridge the gap between the two in a way that Splitsy does. We allow users to manage their bills while offering an automatic monthly bill payment system.

What's next?

During Q1 of 2021, we start development with the $20,000 grant paid by the Digital Sandbox KC program. Currently, we are growing our waitlist, expanding B2B partnerships, finalizing MVP development and marketing on social media platforms

In Q2 of 2021, we plan to launch our MVP by April 15th. During this time, we will transition our marketing focus to downloading the application. We will then close our WeFunder campaign and launch our product to the market. With developing B2B partnerships, we see our product launch having a great success to start.

In Q3 of 2021, we plan to introduce merchant offers into the application in addition to rolling out post-MVP features. We will continue to grow and expand our B2B partnerships and roll-out our post-MVP expanded product, in addition, to ramping up marketing initiatives. We additionally have our eyes on an accelerator program that starts in August of 2021, with interviews beginning at the start of the summer.

In Q4 of 2021, we look to begin developing Phase 2 of the application. We also look to finalize marketing partnerships and roll-out phase 2 campaigns on social media. In addition, intended to have enough Y1 traction to close (or begin) private equity or VC-backed conversations to accelerate our user growth and expand our product offerings.

Still have questions?: Schedule a 15-minute call with Brad Starnes

Please note that this is an estimated timeline. Completion of these milestones is not guaranteed.

We're eager to launch and ready for you!

Shortly after COVID-19 hit, we were forced into a remote work setting and buckled down to accelerate our growth of Splitsy. We've grown our board of mentors, introduced ourselves to VC companies (for post-WeFunder), expanded our product roadmap, and more.

We've come this far, and we're ready for you to "Go Splitsies" with us!



2021








Ben Bianchino   Payments Expert

I am investing in Splitsy because I believe they are solving a problem that millions of American consumers have been dealing with for a long time: paying bills and doing so jointly. I have 10 years in fintech experience, including time working with several consumer bill payment aggregators, the industry is being flipped upside down right now and Splitsy is well positioned to take advantage of market tailwinds. Their founders recognized this are seizing the opportunity.

The exciting thing for Splitsy is that the value they are creating does not start and stop with the roommate consumers. Settling up with roommates is not only inconvenient and sometimes awkward for them but can also create fractured relationships that lead to tenant churn for multi-family owners/managers. This is where I see Splitsy's opportunity to not only solve consumer financial problems but also help the multi-billion dollar multi-family industry incrementally improve their tenant retention rates.

Combining convenience for consumers with business value for commercial partners is a winning strategy. Moreover, that strategy is sitting on a foundation of a recurring, transaction based revenue stream from one of the most lucrative areas of payments. For all of these reasons and more I am very excited for the opportunity to invest in Splitsy, their product and founders have a bright future.

Invested $5,000 this round

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